Exhibit 10.15

SEVERANCE AND NON-COMPETITION AGREEMENT

This SEVERANCE AND NON-COMPETITION AGREEMENT (this “Agreement”), is made effective as of November 1, 2014 (the “Effective Date”), between Eric R. Green (the “Employee”) and inVentiv Health, Inc. (“inVentiv”) in connection with the Employee’s employment by inVentiv or one of its affiliated companies, directly or indirectly controlled by, controlling or under common control with inVentiv (an “Affiliated Company” and collectively, the “Company”).

WITNESSETH:

WHEREAS, the Employee is a current employee of the Company (or, alternatively, an individual who is offered the Agreement in conjunction with hiring) who (i) holds a senior executive position with the Company and/or (ii) provides unique, expert services to the Company;

WHEREAS, the Company desires to be assured that the confidential information and goodwill of the Company will be preserved for the exclusive benefit of the Company; and

WHEREAS, in consideration for (i) the mutual covenants and promises contained herein and (ii) for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged;

NOW, THEREFORE, the Company and the Employee, intending to be legally bound, hereby agree as follows:

1.	Termination of Employment. Employee’s employment shall terminate immediately upon the occurrence of any of the following:

(a)	Death. The death of the Employee.

(b)	Disability. The physical or mental disability of the Employee, whether totally or partially, such that with or without reasonable accommodation the Employee is unable to perform the Executive’s material duties for an aggregate of one hundred eighty (180) days within any given period of three hundred sixty (360) consecutive days. During any period (not to exceed three hundred sixty (360) days) in which the Company’s Board of Directors (the “Board”) believes that the Employee’s incapacity could reasonably be expected to result in a Disability, the Board or the Company’s Chief Executive Officer (“CEO”) shall be entitled to appoint an interim employee to fulfill Employee’s duties, without such appointment in and of itself triggering the “Good Reason” termination provisions set forth herein.

(c)	Termination by the Company for Cause. As used herein, “Cause” means:

(i)	the material failure or refusal of the Employee to perform the Employee’s duties (other than any such failure resulting from the Employee’s Disability);

(ii)	the engaging by the Employee in illegal conduct or willful misconduct that, in either case, is materially detrimental to the Company, monetarily or reputationally;

(iii)	the commitment by the Employee of any act of fraud, embezzlement or misappropriation of funds;

(iv)	the conviction by the Employee of, or the plea by the Employee of guilty or nolo contendere to, any felony;

(v)	use of illegal drugs;

(vi)	breach of fiduciary duty to the Company or an Affiliated Company (as defined below); and

(vii)	a significant violation of the Company’s Code of Business Conduct and Ethics,

For purposes of this definition of “Cause,” no act, or failure to act, will be deemed “willful” if done, or omitted to be done, by the Employee in good faith and with a reasonable belief that Employee’s act, or failure to act, was in the best interest of the Company or an Affiliated Company.

(d)	Termination by the Company without Cause. The Company may terminate the Employee’s employment without Cause by providing the Employee with at least three (3) days’ written notice. The notice will specify the Employee’s Date of Termination (as defined below). During such notice period, the Company may require that the Employee cease performing some or all of the Employee’s duties and/or not be present at the Company’s or an Affiliated Company’s offices.

(e)	Termination by the Employee for Good Reason. The Employee may resign the Employee’s position for Good Reason and, in such event, the Employee’s employment shall terminate. As used herein, “Good Reason” means a material negative change in the employment relationship without the Employee’s prior written consent, as evidenced by the occurrence of any of the following: (i) a material diminution in the Employee’s title, duties, responsibilities or authority; (ii) reduction of Employee’s base salary and benefits except for across-the-board changes for senior executives of the Company; (iii) exclusion from eligibility to participate in an executive benefit/compensation plan where similarly-situated executives are eligible to participate in such plan; (iv) a material change in the geographic location at which the Employee must perform Employee’s services unless otherwise mutually agreed; or (v) material breach of the Agreement by the Company. For purposes of this Agreement, a change in the Employee’s reporting structure or hierarchy shall not in and of itself be deemed Good Reason.

For each event described above in this Section 1(e), the Employee must notify the Company within ninety (90) days of the occurrence of the event and the Company shall have thirty (30) days after receiving such notice in which to cure. If the Company fails to cure, the Employee’s resignation shall not be considered to be for Good Reason unless the Employee resigns not later than thirty (30) days after the expiration of the cure period. The Employee’s employment shall terminate on the date the Employee resigns.

(f)	Termination by the Employee Voluntarily. The Employee may terminate the Employee’s employment at any time for any reason other than Good Reason during a Change of Control Period (as defined below), or for no reason effective thirty (30) days following notice to the Company of the Employee’s intent to terminate Employee’s employment. The Company may accept or give a shorter notice period (or no notice period) and require that the Employee cease performing some or all of the Employee’s duties and/or not be present at the Company’s or Affiliated Company’s offices.

(g)	Date of Termination. The date upon which Employee’s employment terminates pursuant to this Section 1 shall be the Employee’s “Date of Termination” for all purposes of this Agreement. In the event that the termination of the Employee’s employment does not constitute a “separation from service” as defined in Section 409A of the Internal Revenue Code of 1986, including all regulations and other guidance issued pursuant thereto (the “Code”), the Employee’s rights to the payments and benefits described in Section 2 shall vest upon the Date of Termination, but no payment to the Employee that is subject to Code Section 409A shall be paid until the Employee incurs a separation from service (or until six (6) months after such date if the Employee is a specified employee as defined in Code Section 409A), and any amounts that would otherwise have been paid prior to such date shall be paid instead as soon as practicable after such date.

2.	Obligations of the Company upon Termination.

(a)	Termination by the Company Without Cause. If the Company terminates the Employee’s employment without Cause, the Employee shall be entitled to receive, as Employee’s exclusive right and remedy in respect of such termination, the payment of:

(i)	all Accrued Obligations (as defined below); plus

(ii)	at the time the Company pays its employees bonuses in accordance with its general payroll policies, the Pro Rata Bonus (as defined below), if any; plus

(iii)	severance pay equal to six (6) months of the Employee’s base salary as of the Date of Termination payable in accordance with the Company’s regular pay schedule; plus

(iv)	Six (6) months of continued health and welfare benefit plan coverage following the Date of Termination at active employee levels, if and to the extent the Employee was participating in any such plans on the Date of Termination and timely elects continuation coverage, provided that the Employee remits monthly premiums for the full cost of any health benefits; plus

(v)	a cash payment each month during the six (6)-month period following the Date of Termination equal to the full monthly premium for the medical and health benefits described in clause (iv) above minus the active employee cost of such coverage; provided that in lieu of such payments the Company may impute taxable income to the Employee in an amount such that the net amount of taxable income realized in any year, after all applicable withholding, is equal to the amount of such payments that would otherwise be required for such year; plus

(vi)	with respect to non-vested equity and non-equity awards, the applicable plans and award agreements will govern vesting, exercise periods and payments due under such applicable plans and award agreements; plus

(vii)	three (3) months of executive-level career transition assistance services by a firm selected by the Company (including an aggregate cost) with such assistance being commenced by the Employee no later than sixty (60) days following the Employee’s Date of Termination.

For purposes of this Agreement, “Accrued Obligations” shall mean: (1) all base salary earned by the Employee but unpaid as of the Date of Termination, (2) reimbursement for any and all monies advanced in connection with the Employee’s employment for reasonable and necessary expenses incurred by the Employee through the Date of Termination, (3) a payment representing the Employee’s accrued but unused paid time off in accordance with the Company’s or Affiliated Companies’ policy and (4) all other payments and benefits to which the Employee may be entitled under the terms of any applicable compensation arrangement or benefit plan or program of the Company. For purposes of this Agreement, “Pro Rata Bonus” shall mean, as to any fiscal year of the Company in which the Employee’s employment with the Company is terminated, an amount equal to that pro rata portion of the Employee’s annual bonus which, but for the Employee’s termination of employment, would have been earned by the Employee during such year. The actual amount of any annual bonus shall be determined by and in accordance with the terms of the Company’s then-current bonus program and the Employee shall have no absolute right to an annual bonus in any year.

(b)	Death. If the Employee’s employment is terminated by reason of the Employee’s death, this Agreement shall terminate without further obligations to the Employee’s heirs, executors, administrators or other legal representatives under this Agreement, other than for (i) payment of all Accrued Obligations, plus (ii) at the time the Company pays its senior executive bonuses in accordance with its general payroll policies, the Pro Rata Bonus.

(c)	Disability. If the Employee’s employment is terminated by reason of the Employee’s Disability, this Agreement shall terminate without further obligations to the Employee, other than for (i) payment of all Accrued Obligations, plus (ii) the amount payable or provided pursuant to Sections 2(a)(iii)-(vi); provided, however, that to the extent the Company’s long-term disability plan does not offset the amount payable or provided pursuant to this Section 2(c), such amounts shall be reduced by the amount of any disability insurance payments or benefits paid to the Employee pursuant to the Company’s long-term disability plan.

(d)	Termination by the Company for Cause or Termination by the Employee. If the Employee’s employment is terminated for Cause or the Employee voluntarily terminates the Employee’s employment, excluding a termination for Good Reason during a Change of Control Period (as defined below), this Agreement shall terminate without further obligations to the Employee other than the obligation to pay to the Employee’s Accrued Obligations through the Date of Termination.

3.	Change of Control.

(a)	Definitions.

(i)

Change of Control. For the purpose of this Agreement, a “Change of Control” shall mean: any change in the ownership of the capital stock of inVentiv Group Holdings, Inc. if, immediately after giving effect thereto, (a) any Person (or group of Persons acting in concert) other than the Investors (as defined in the Stockholders Agreement dated as of August 4, 2010 by and among inVentiv Group Holdings, Inc. and the other parties thereto) will have the direct or indirect power to elect a majority of the members of the Board of Directors of inVentiv Group Holdings, Inc. or (b) the Investors shall own less than twenty-five percent (25%) of the Equivalent Shares. “Equivalent Shares” means, at any date of determination, (a) as to any outstanding shares of the Company’s common stock (“Stock”), such number of shares of Stock and (b) as to any outstanding options, warrants or convertible securities, the maximum number of shares of Stock for which or into which such options, warrants or convertible securities may at the time be exercised, converted or exchanged (or which will become exercisable, convertible or exchangeable on or prior to, or by reason of, the transaction or circumstance in connection with which the number of Equivalent Shares is to be determined).

For purposes of this definition, “Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department, agency or political subdivision thereof.

(ii)	Change of Control Period. For purposes of this Agreement, the “Change of Control Period” shall mean the period commencing on the date of a Change of Control and ending on the twelfth (12th) month anniversary of such date.

(iii)	Start Date. For purposes of this Agreement, “Start Date” shall mean the first date of the Change of Control Period. Anything in this Agreement to the contrary notwithstanding, if a Change of Control occurs and if the Employee’s employment with the Company is terminated prior to the date on which the Change of Control occurs, and if it is reasonably demonstrated by the Employee that such termination of employment (a) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or (b) otherwise arose in connection with or anticipation of a Change of Control, then for all purposes of this Agreement the “Start Date” shall mean the date immediately prior to the Date of Termination.

(b)	Obligations of the Company upon Employee’s Voluntary Termination with Good Reason or the Company’s Involuntary Termination of Employee Without Cause (Other Than for Death or Disability) During Change of Control Period. If, during the Change of Control Period, the Company terminates the Employee’s employment without Cause (other than for death or Disability) or the Employee terminates the Employee’s employment for Good Reason, then the Company shall pay or provide to the Employee the following:

(i)	all amounts described in Section 2(a), except the amount described in Section 2(a)(ii), and except that references in Sections 2(a)(iii)-(v) to six (6) months shall for purposes of this Section 3(b) shall be twelve (12) months; which amounts shall be paid at the same time and in the same manner as if the Date of Termination had not occurred during a Change of Control Period;

(ii)	an amount equal to one hundred percent (100%) of the Employee’s annual cash incentive bonus payment at target for the year preceding the Change of Control, paid in a lump sum in cash within thirty (30) days following the Date of Termination; and

(iii)	with respect to non-vested equity and non-equity awards, the applicable plans and award agreements will govern vesting, exercise periods and payments due under such applicable plans and award agreements. For purposes of this subsection (iii), the definition of change of control (or change in control, as applicable) in the applicable award agreements or plans will determine if a change of control occurred and whether accelerated vesting is necessary or required for any outstanding non-vested equity and non-equity awards.

(c)	Obligations of the Company upon Employee’s Death. If the Employee’s employment is terminated by reason of the Employee’s death during the Change of Control Period, the Company shall provide the Employee’s estate or beneficiaries with the Accrued Obligations and the timely payment of the amount described in Section 3(b), and shall have no other severance obligations under this Agreement.

(d)	Obligations of the Company upon Employee’s Disability. If the Employee’s employment is terminated by reason of the Employee’s Disability during the Change of Control Period, the Company shall provide the Employee with the Accrued Obligations and the timely payment of the amount described in Sections 2(a)(iii)-(vi) (subject to the applicable offset described in Section 2(c), and shall have no other severance obligations under this Agreement.

(e)	Obligations of the Company upon Employee’s Voluntary Termination Without Good Reason or the Company’s Involuntary Termination of Employee With Cause During Change of Control Period. If the Employee’s employment is terminated for Cause, or the Employee resigns without Good Reason, during the Change of Control Period, the benefits provided to the Employee shall be the same as if the Date of Termination had not occurred during a Change of Control Period.

(f)	280G Modified Cap.

(i)	Notwithstanding anything in this Agreement to the contrary, if the aggregate amount of the benefits and payments under this Agreement, and other payments and benefits which the Employee has the right to receive from the Company (including the value of any equity rights which become vested upon a Change of Control) (the “Total Payments”)) would constitute a “parachute payment” as defined in Code Section 280G(b)(2), the Employee shall receive the Total Payments unless the (a) after-tax amount that would be retained by the Employee (after taking into account all federal, state and local income taxes payable by the Employee and the amount of any excise taxes payable by the Employee under Code Section 4999 that would be payable by the Employee (the “Excise Taxes”)) if the Employee were to receive the Total Payments has a lesser aggregate value than (b) the after-tax amount that would be retained by the Employee (after taking into account all federal, state and local income taxes payable by the Employee) if the Employee were to receive the Total Payments reduced to the largest amount as would result in no portion of the Total Payments being subject to Excise Taxes (the “Reduced Payments”), in which case the Employee shall be entitled only to the Reduced Payments.

(ii)	The determination of whether Section 3(f) applies, and the calculation of the amount of the Reduced Payments, if applicable, shall be performed by an accounting firm selected by the Company (the “Accounting Firm”). Such reduction shall be accomplished by first reducing all cash payments in the order they would otherwise be paid, and then reducing any equity grant the vesting of which was accelerated by reason of a change of control (as defined in the applicable award agreements or plans), with equity grants subject to performance-based vesting reduced first, and then equity grants subject to time-based vesting reduced in the reverse order that they would otherwise have vested. The Accounting Firm shall provide detailed supporting calculations both to the Company and the Employee within fifteen (15) business days of the receipt of notice from the Employee that there has been a payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, the Employee may appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company.

4.

Waiver and Release Agreement. In no event, however, shall the Employee be entitled to receive the pay and benefits that the Company shall provide the Employee pursuant to Sections 2(a), 2(c), 3(b) or 3(d) unless the Employee provides the Company an enforceable waiver and release agreement in a form that the Company normally requires for senior executive employees. Such release shall be furnished to the Employee for Employee’s review not later than seven (7) business days following the Date of Termination, and shall be executed and returned to the Company within twenty-one (21) days of receipt (or within forty-five (45) days of receipt if the Employee’s separation is part of a group). Provided the Employee does not timely revoke the waiver and release agreement within seven (7) days after its execution (or within fifteen (15) days if the Employee is employed in Minnesota), pay and benefits pursuant to Sections 2(a), 2(c), 3(b) or 3(d) shall commence on the expiration of the revocation period, and any amounts that otherwise would have been paid to the Employee pursuant to Sections (2)(a), 2(c), 3(b) or 3(d) before the expiration of the revocation period shall be paid to the Employee, without interest, on the sixtieth (60th) day after the Date of Termination.

5.	Proprietary Information. In the course of service to the Company or an Affiliated Company, the Employee will be provided, learn, develop and have access to trade secrets, confidential information and proprietary materials regarding the organization, business and finances of the Company or an Affiliated Company which is not generally available to the public and which has been developed or acquired, or will be developed or acquired, at considerable effort and expense by the Company or an Affiliated Company. Such information shall hereinafter be called “Proprietary Information” and may include, but is not limited to, (1) products, (2) services, (3) designs, (4) methods, (5) techniques, (6) systems, (7) know-how, (8) strategic or technical data, (9) marketing research data, (10) product research and development data, (11) sales techniques, (12) sales data, (13) confidential customer lists, (14) software, (15) business plans, (16) pricing information, (17) employee personnel files, (18) clinical, prescriber, pharmacy and/or patient data, (19) recruiting information, including, but not limited to, candidate data and client preference and contact data, and (20) any other information gained in the course of the Employee’s employment with the Company or an Affiliated Company that could reasonably be expected to be deleterious to the Company or an Affiliated Company if disclosed to third parties. Proprietary Information shall not be considered generally available to the public if the Employee or others improperly reveal such information to the public without the Company’s or an Affiliated Company’s express written consent and/or in violation of an obligation of confidentiality to the Company or an Affiliated Company.

6.	Non-Use and Non-Disclosure. The Employee agrees that the Employee will not, at any time during or after the Employee’s employment with the Company, make any unauthorized use or disclosure of any Proprietary Information, or make any use thereof at all, except in the course and scope of the Employee’s employment with the Company and as necessary and authorized for the carrying out of the Employee’s employment responsibilities. This Agreement shall not prevent the Employee from revealing evidence of criminal wrongdoing to law enforcement or prohibit the Employee from divulging the Company’s Proprietary Information by order of court or agency of competent jurisdiction. However, the Employee shall promptly inform the Company of any such situations and shall take such reasonable steps to prevent disclosure of the Company’s Proprietary Information until the Company has been informed of such requested disclosure and the Company has had an opportunity to respond to the court or agency.

7.	Assignment of Creative Works.

(a)	“Creative Works” include, but are not limited to, all original works of authorship, inventions, discoveries, designs, computer hardware and software, algorithms, programming code, databases, database structures, or other information, business ideas, and related improvements and devices, which are conceived, developed, or made by the Employee, either alone or with others, in whole or in part, on or off the Company’s or an Affiliated Company’s premises, (i) during the

Employee’s employment with the Company, (ii) with the use of the time, materials, or facilities of the Company, (iii) relating to any product, service, or activity of the Company of which the Employee has knowledge, or (iv) suggested by or resulting from any work performed by the Employee for the Company. Creative Works do not include inventions or other works developed by the Employee: (i) before the Employee commenced employment with the Company, as detailed in Attachment A to this Agreement; or (ii) entirely on the Employee’s own time without using the Company’s equipment, supplies, facilities, or Proprietary Information (collectively, “Excluded Works”) except for those inventions or works that either: (a) relate at the time of conception or reduction to practice of the invention to the Company’s Business or actual or demonstrably anticipated research or development of the Company or an Affiliated Company; or (b) result from any work performed, directly or indirectly, by the Employee for the Company or an Affiliated Company.

(b)	To the extent any rights in the Creative Works are not already owned by the Company, the Employee irrevocably assigns and transfers to the Company all proprietary rights, including, but not limited to, all patent, copyright, trade secret, trademark, and publicity rights in the Creative Works and agree that the Company will be the sole and exclusive owner of all right, title, and interest in the Creative Works. The Company will have the right to use all Creative Works, whether original or derivative, in any manner whatsoever and in any medium now known or later developed. The Employee agrees not, at any time, to assert any claim, ownership, or other interest in any of the Creative Works.

(c)	Both during and after the Employee’s employment, the Employee agrees to execute any documents necessary to effectuate the assignment to the Company of the Creative Works, and will execute all papers and perform any other lawful acts reasonably requested by the Company for the preparation, prosecution, procurement, and maintenance of any trademark, copyright, and/or patent rights in and for the Creative Works. The Employee furthers agree that the Employee will not be entitled to any compensation in addition to the salary paid to the Employee during the development of the Creative Works, but the Employee will be reimbursed for actual expenses incurred in rendering the services described in this Section 7. In the event the Company is unable for any reason to secure the Employee’s signature to any document the Company requests that the Employee execute under this Section 7, the Employee hereby irrevocably designates and appoints the Company and its authorized officers and agents as Employee’s agents and attorneys-in-fact to act for and on behalf of the Employee to execute such document with the same legal force and effect as if executed by the Employee.

(d)	If the Employee is based in California or Minnesota, the Employee confirms that the Company has informed the Employee (pursuant to 2872 of the California Labor Code and Section 181.78 of the Minnesota Statutes) that the assignment provisions of this Section 7 do not apply to any Creative Works that qualify as Excluded Works under the provisions of Section 2870 of the California Labor Code or Section 181.78 of the Minnesota Statutes.

(e)	If the Employee works in other states, the exclusion set forth in Section 7(d) above also applies to Creative Works that fall within the definition of Excluded Works and are made or conceived, first reduced to practice or learned by the Employee, either alone or jointly with others, while the Employee is based by the Company or an Affiliated Company in Illinois, Delaware and North Carolina or any other state that has a statutory provision restricting the scope of assignable inventions to an extent similar to the limitations applicable to California and Minnesota employees pursuant to Section 7(d) above.

8.	Return of Documents. The Employee agrees that, in the event the Employee’s employment with the Company is terminated for any reason, the Employee shall immediately return all of the Company’s or an Affiliated Company’s property, including, without limitation, (i) equipment, pagers, computers, printers, key cards, documents or other tangible property of the Company or an Affiliated Company, and (ii) the Company’s or an Affiliated Company’s Proprietary Information in any media, including paper or electronic form, and the Employee shall not retain any copies of such information.

9.	Restrictions on Activities of the Employee.

(a)	Non-Competition Restrictions. During the Employee’s employment with the Company and for a period of twelve (12) months after the Employee’s Date of Termination (the “Restricted Period”), whether such termination is pursuant to this Agreement or otherwise, Employee shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company, corporation or other entity, anywhere within the Territory (as defined below), own, manage, operate, or participate in the ownership, management, operation, or control of, or be employed by or provide services to, any person, business or entity which competes with the Company’s Business (as defined below) if the Employee would have: (i) responsibilities that are entirely or substantially similar to the responsibilities the Employee had at any time during the last twelve (12) months of the Employee’s employment with the Company; or (ii) access to, or responsibility for, confidential information similar or relevant to the Proprietary Information to which the Employee had access to during the last twelve (12) months of the Employee’s employment with the Company. Notwithstanding anything to the contrary, nothing in this Section 9(a) prohibits the Employee from being a passive owner of not more than five percent (5%) of the outstanding stock of any class of a corporation which is publicly traded, so long as the Employee has no active participation in the business of such corporation.

For purposes of this Agreement, the “Company’s Business” shall mean the business of designing, developing, marketing, selling and/or providing for (i) pharmaceutical, life sciences, medical device and medical diagnostic companies: (A) the commercialization of pharmaceuticals, biologics and medical devices or diagnostic products which includes the sales, marketing, naming, advertising and assessing of patient outcomes for the Company’s and Affiliated Companies’ clients, (B) clinical research organizations, (C) staffing clinical trial and/or clinical research and development personnel, and (D) consulting services which includes the brand management, business development, clinical development, medical affairs, pricing and market access and sales for the Company’s and Affiliated Companies’ clients, (ii) health care providers, third-party administrators and insurers: medical claims review and negotiations and (iii) any other business that the Company and/or an Affiliated Company engages in, or which the Company and/or an Affiliated Company has developed definitive plans to engage in, as of Employee’s Termination Date. For purposes of this Agreement, the “Territory” shall mean every State or foreign country where the Company and/or an Affiliated Company maintains employees, owns or leases property or otherwise conducts business during the Restricted Period.

(b)

Non-Solicitation and No-Hire Restrictions. During the Employee’s employment with the Company and the Restricted Period, whether such termination is pursuant to this Agreement or otherwise, Employee shall not, directly or indirectly, either alone or in conjunction with any person, firm, association, company, corporation or other entity: (i) solicit, or attempt to solicit any officer, director, consultant or employee of the Company or an Affiliated Company to terminate or diminish such individual’s employment or engagement with the Company or such Affiliated Company, (ii) hire any officer, director, consultant or employee of the Company or an Affiliated Company or (iii) solicit the sale of, sell, offer, or provide, any products or services that are similar to or competitive with products or services sold by, offered by, manufactured by, designed by, or distributed by the Company or an Affiliated Company, to any person, company or entity which was a customer or potential customer of the Company or an Affiliated Company for such products or services and with whom Employee had direct contact or about whom Employee learned Proprietary Information at any time during the last twelve (12) months of Employee’s employment with the Company or an Affiliated Company.

(c)	Non-Disparagement Restrictions. Employee agrees that Employee shall not disparage the Company, an Affiliated Company, or any of their products or practices, any of their respective directors, officers or employees, either orally or in writing, at any time. The Company will use reasonable efforts to instruct its senior officers and directors to not disparage Employee, either orally or in writing, at any time. Nothing in this Section 9(c) shall limit the ability of the Employee, the Company and its senior officers or directors to provide truthful testimony as required by law or any judicial or administrative process.

(d)	State-Law Modifications. Employee understands that the terms set forth in Sections 9(a) and 9(b) may be affected by the location in which Employee is employed, as stated in Attachment B to this Agreement.

(e)	Change of Position. Employee acknowledges and agrees that any change in the Employee’s compensation, position or title with the Company shall not cause this Agreement to terminate and shall not change any of the Employee’s obligations under this Agreement.

10.	Injunctive Relief and Tolling. Employee acknowledges and agrees that a breach by the Employee of any of the provisions of Sections 5, 6, 7, 8 or 9 hereof will cause irreparable damage to the Company for which monetary damages alone will not constitute an adequate remedy. In the event of such breach or threatened breach, the Company shall be entitled as a matter of right (without being required to prove damages or furnish any bond or other security) to obtain a restraining order, an injunction, an order of specific performance, or other equitable or extraordinary relief from any court of competent jurisdiction restraining any further violation of such provisions by the Employee or requiring the Employee to perform the Employee’s obligations hereunder, and will additionally be entitled to an award of attorneys’ fees incurred in connection with securing any relief hereunder. Such right to equitable or extraordinary relief shall not be exclusive but shall be in addition to all other rights and remedies to which the Company may be entitled at law or in equity, including, without limitation, the right to recover monetary damages for the breach by the Employee of any of the provisions of this Agreement. Further, the Employee understands that if Employee breaches any of the provisions in Section 9 of this Agreement, the Restricted Period will be extended for a period of time equal to the period of time the Employee spends in breach of this Agreement. If the Company is required to seek injunctive relief from such breach before any court, board or other tribunal, then the Restricted Period shall be extended for a period of time equal to the pendency of such proceedings, including all appeals.

11.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Massachusetts, without giving effect to any choice of law or conflict of law provision or rule (whether of the Massachusetts or any other jurisdiction) that would cause the application of the law of any jurisdiction other than Massachusetts. Employee agrees that venue is proper in the federal or state courts of Massachusetts and that these courts shall have exclusive jurisdiction over any dispute relating to this Agreement and Employee specifically consents to personal jurisdiction in such court(s), even if Employee does not reside in Massachusetts at the time of the dispute. Finally, Employee unconditionally waives Employee’s right to a jury trial of any and all claims or causes of action arising out of this Agreement. By signing this Agreement, Employee acknowledges that the right to a jury is a constitutional right, that Employee has had an opportunity to consult with independent counsel and that Employee has knowingly and voluntarily entered into the jury waiver contained in this Agreement.

12.	Notices. All notices, requests and demands to or upon the parties hereto to be effective shall be in writing, by facsimile, by overnight courier or by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been duly given or made upon: (a) delivery by hand, (b) one (1) business day after being sent by nationally recognized overnight courier; or (c) in the case of transmission by facsimile, when confirmation of receipt is obtained. Such communications shall be addressed and directed to the parties as follows (or to such other address as either party shall designate by giving like notice of such change to the other party):

(i)	if to the Company:

inVentiv Health, Inc.

One Van de Graaff Drive

Burlington, MA 01803 717

Attn: Chief Human Resource Officer and General Counsel

(ii)	if to the Employee:

At the most recent address on file at the Company or to such other address as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

13.	Binding Effect; No Third Party Benefit.

(a)	This Agreement is personal to the Employee and without the prior written consent of the Company shall not be assignable by the Employee. This Agreement shall inure to the benefit of and shall be enforceable by the Employee and the Employee’s legal representatives.

(b)	This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)	The Company shall require any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all the business and/or assets of the Company, by agreement in writing, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place. As used in this Agreement, the “Company” shall mean the Company as hereinabove defined and any successor or assign to its business and/or assets as aforesaid which executes and delivers this Agreement provided for in this Section 13(c) or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.

(d)	Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto, and their respective heirs, legal representatives, successors, and permitted assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

14.	Miscellaneous.

(a)	Amendment. Except as provided in Section 14(g) below and immediately below in this Section 14(a), this Agreement may not be modified or amended in any respect except by an instrument in writing signed by either the CEO or the Company’s General Counsel and the Employee. Notwithstanding the foregoing, the Company reserves the right at any time and for any reason to amend, in whole or in part, the Agreement’s definition of Change of Control after an initial public offering; provided that such amendment shall not apply to a Change of Control that occurs prior to an initial public offering.

(b)	Waiver. The waiver by the Company of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. The waiver by the Employee of a breach of any provision of this Agreement by the Company shall not operate or be construed as a waiver of any subsequent breach by the Company.

(c)	Survival. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

(d)	Nonalienation of Benefits. The Employee shall not have any right to pledge, hypothecate, anticipate, or in any way create a lien upon any payments or other benefits provided under this Agreement; and no benefits payable hereunder shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law, except by will or pursuant to the laws of descent and distribution.

(e)	Attorneys’ Fees. The Employee and the Company agree that in any court, arbitration or other dispute resolution proceedings arising out of this Agreement, the prevailing party shall be entitled to its or his reasonable attorneys’ fees and costs incurred by it or him in connection with resolution of the dispute in question in addition to any other relief granted thereby.

(f)	Complete Payment. Except as provided under the applicable provisions of Section 2 and/or Section 3, the Employee shall not be entitled to receive any other payments or benefits from the Company or an Affiliated Company due to the termination of the Employee’s employment, including, but not limited to, any employee benefits under any of the Company’s employee benefits plans or arrangements (other than at the Employee’s expense under COBRA or pursuant to the written terms of any pension benefit or non-qualified plan in which the Employee is a participant in which the Company may have in effect from time to time) or any severance benefits.

(g)	Severability. If any provision of this Agreement as applied to either party or to any circumstances shall be adjudged by a court of competent jurisdiction or arbitrator to be void or unenforceable, the same shall in no way affect any other provision of this Agreement or the validity or enforceability of this Agreement. If any court or arbitrator construes any of the provisions of Sections 5, 6, 7, 8, or 9 hereof, or any part thereof, to be unreasonable because of the duration of such provision or the geographic or other scope thereof, such court or arbitrator may reduce the duration or restrict the geographic or other scope of such provision and enforce such provision as so reduced or restricted.

(h)	Duty to Offset. Upon termination by the Company without Cause or by the Employee for Good Reason during a Change of Control Period, Employee shall be obligated to make a good faith effort to seek other employment of comparable position, salary and benefits not prohibited by Section 9 hereof. The amounts payable pursuant to Sections 2(a)(ii)-(v), 2(a)(vii) and 3(b)(ii) shall be reduced by the amount of any compensation Employee receives with respect to any other employment or self-employment during the period in which Employee receives payment pursuant to this Agreement. Employee is obligated within five (5) business days of securing employment or self-employment to notify the Company of the Employee’s start date, the name of the company, Employee’s job title, responsibilities and monthly compensation. If Employee fails to comply with this Section 14(h), Employee acknowledges that the Employee shall be obligated to repay all but one-thousand dollars ($1,000) of the amount paid or made available pursuant to Sections 2(a)(ii)-(v), 2(a)(vii) and/or 3(b).

(i)	Entire Agreement. This Agreement shall constitute the entire agreement and understanding of the parties hereto and from and after the Effective Date, this Agreement shall supersede any other prior negotiations, discussions, writings, agreements or understandings, both written and oral, between the parties with respect to such subject matter.

15.	Contra Proferentem. Each and every provision of this Agreement shall be construed as though both parties participated equally in the drafting of same, and any rule of construction that a document shall be construed against the drafting party, including without limitation, the doctrine commonly known as contra proferentem, shall not be applicable to this Agreement.

16.	Code Section 409A Legal Requirements. This Agreement is intended to comply with the requirements of Code Section 409A with respect to all payments that are considered deferred compensation under Code Section 409A (the “Deferred Payments”), and shall be so construed. Without limiting the generality of the foregoing, (i) no Deferred Payments that are payable upon a termination of employment shall be paid until the Employee has incurred a “separation from service” within the meaning of Code Section 409A, (ii) if the Employee is a “specified employee” as defined in Code Section 409A when Employee incurs a separation from service, any Deferred Payments that become payable by reason of such separation from service shall be deferred until the first (1st) day of the seventh (7th) month following the month in which the separation from service occurs (or if earlier the date of the Employee’s death), and (iii) each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Code Section 409A. Notwithstanding the foregoing, in no event shall the Company have any liability to the Employee by reason of any additional tax or penalty imposed by reason of Code Section 409A.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer, and the Employee has executed this Agreement, as of the date first above set forth.

EMPLOYEE	INVENTIV HEALTH, INC.

/s/ Eric R. Green	By:	/s/ Michael A. Bell
Eric R. Green	Michael A. Bell Chairman and Chief Executive Officer

Attachment A

List of Inventions

The following is a List of all inventions or improvements (referred to in Section 7(a) of the Agreement) made by me, alone or jointly with others, prior to joining the Company.

Right, Title or Interest	Date Acquired	Identifying Number or Brief Description of Inventions or Improvements
(If none, please write “NONE”.)

Employee’s Printed Name

Employee’s Signature

Note: Employee’s failure to complete this Attachment A will serve as confirmation to the Company that the Employee has no such inventions at the time this Agreement is signed.

Attachment B

California Law Modifications

This Attachment B modifies certain terms of the Agreement while the Employee provides services to the Company if the Employee is based in California. If, at any time, the Employee is relocated by the Company to another state outside of California, the unmodified terms of the Agreement will apply and this Attachment B will no longer apply to the Employee. Similarly if the Employee is originally based in state outside of California, but the Company relocates the Employee to California, the modified terms of this Attachment B will apply to the Employee, as set forth below. For purposes of this Agreement, the Employee may only be employed in one state at any given time and any travel required by the Employee’s role will not affect the Company’s determination of where the Employee is based.

If the Employee is employed in CALIFORNIA:

The following replaces Sections 8(a) and 8(b) of the Agreement:

(a)	Non-Competition Restrictions During Employee’s Employment. During the Employee’s employment with the Company, the Employee shall not, directly or indirectly, either alone or in conjunction with any other person, firm, association, company, corporation or other entity, anywhere within the Territory (as defined below): (i) own, manage, operate or participate in the ownership, management, operation or control of, or be employed by or provide services to, any person, business or entity which competes with the inVentiv Business (as defined below); or (ii) solicit the sale of, sell, offer, or provide any products or services that are similar to or competitive with products or services sold by, offered by, manufactured by, designed by or distributed by the Company, to any person, company or entity which was a customer or potential customer of the Company for such products or services and with whom the Employee had or have direct contact or about whom the Employee learned Proprietary Information at any time during the Employee’s employment with the Company. Notwithstanding anything to the contrary, nothing in this Section 8(a) prohibits me from being a passive owner of not more than five percent (5%) of the outstanding stock of any class of a corporation which is publicly traded, so long as the Employee has no active participation in the business of such corporation.

For purposes of this Agreement, “inVentiv Business” shall mean the business of designing, developing, marketing, selling and/or providing for (i) pharmaceutical, life sciences, medical device and medical diagnostic companies: (A) the commercialization of pharmaceuticals, biologics and medical devices or diagnostic products which includes the sales, marketing, naming, advertising and assessing of patient outcomes for the Company’s clients, (B) clinical research organizations, (C) staffing clinical trial and/or clinical research and development personnel, and (D) consulting services which includes the brand management, business development, clinical development, medical affairs, pricing and market access and sales for the Company’s clients, (ii) health care providers, third-party administrators and insurers: medical claims review and negotiations, and (iii) any other business that the Company engages in, or which the Company has developed definitive plans to engage in, as of the Employee’s termination date. For purposes of this Agreement, the “Territory” shall mean every State or foreign country where the Company maintains employees, owns or leases property or otherwise conducts business during the Employee’s employment with the Company.

(b)	Unfair Competition. During the Employee’s employment and for the twelve (12) month period following the termination of the Employee’s employment with the Company (the “Restricted Period”), the Employee will not, directly or indirectly, either alone or in conjunction with any other person, firm, association, company, corporation or other entity: (i) solicit, attempt to solicit or encourage any officer, director, consultant or employee of the Company to terminate or diminish such individual’s employment or engagement with the Company, (ii) hire any officer, director, consultant or employee of the Company, or (iii) use the Company’s Proprietary Information to solicit the sale of, sell, offer, or provide any products or services that are similar to or competitive with products or services sold by, offered by, manufactured by, designed by or distributed by the Company, to any person, company or entity which was a customer or potential customer of the Company for such products or services and with whom the Employee had direct contact or about whom the Employee learned Proprietary Information at any time during the last twelve (12) months of the Employee’s employment with the Company.